

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Todd R. Peters
Chief Executive Officer
ATC Technology Corporation
1400 Opus Place, Suite 600
Downers Grove, IL 60515

> **Re: ATC Technology Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed April 27, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed July 27, 2010**
> **File No. 000-21803**

Dear Mr. Peters:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 8

1. Please delete the second sentence in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Our Performance, page 19

2. Please revise to provide a general basis for the statement that "a leading handset OEM…could become a 10% customer in 2010."

Liquidity and Capital Resources, page 36

3. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, including in the automotive industry, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Item 9A. Controls and Procedures, page 73

4. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of December 31, 2009 "to provide assurance that information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported within the time periods specified…." Please confirm, if true, that your officers concluded that your disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings accordingly. Refer to Exchange Act Rule 13a-15(e).

Definitive Proxy Statement on Schedule 14A

Management and Corporate Governance, page 3

5. Please revise to clarify Mr. Evans' employment from 2004 to 2006.

Executive Compensation, page 8

6. We note your statement that it is the compensation committee's policy "to set compensation targets for fixed pay (base salary and benefits) at approximately the 50th percentile of the market…." However, we also note your statement that it is your policy

"to provide a base salary for a given position that is between 75% and 125% of the market value established for that position." Please revise your disclosure to explain this apparent inconsistency.

7. We note that the IC Plan includes a "business objectives" component pursuant to which the compensation committee may reduce plan awards if "specific business objectives identified as part of [y]our strategic goal alignment process" are not met, as well as the fact that Mr. Francis' award under the IC Plan was not so reduced. Please disclose these "business objectives" and the extent to which they were achieved.

8. We note that the compensation committee approved discretionary awards under the IC Plan for 2009. Please revise your disclosure to discuss all discretionary authority under the IC Plan pursuant to which the committee may adjust awards granted under the IC Plan.

9. Please disclose the financial performance metrics for the 2008-2010 and 2009-2011 MPP, the levels at which those metrics were achieved, and the manner in which those metrics impacted the compensation paid to your named executive officers.

Compensation of Directors, page 27

10. Please include footnotes to columns (c) and (d) clarifying, if true, that the amounts set forth in the columns reflect the aggregate grant date fair value of the stock and option awards. Refer to Item 402(k) of Regulation S-K.

Form 10-Q for Fiscal Period Ended March 31, 2010
Form 10-Q for Fiscal Period Ended June 30, 2010

Item 4. Controls and Procedures

11. We note your statement that disclosure controls and procedures are "controls or other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer…is recorded, processed, summarized and reported within the time periods specified…." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please revise to state that disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, please confirm that the conclusion of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures was based on the entirety of the definition of controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director